UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Établissements Maurel & Prom S.A.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Republic of France

(Jurisdiction of Subject Company’s Incorporation or Organization)

Établissements Maurel & Prom S.A.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Alain Torre

51 rue d’Anjou

75008 Paris

France

Telephone: +33 1 53 83 16 14

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit A*: Press Release by Maurel & Prom S.A. and MPI S.A. announcing the planned merger between Maurel & Prom S.A. and MPI S.A., dated August 27, 2015.

Exhibit B*: Shareholders’ Letter by Maurel & Prom S.A. concerning the proposed merger between Maurel & Prom S.A. and MPI S.A., dated October 7, 2015.

Exhibit C*: Shareholders’ Letter by MPI S.A. concerning the proposed merger between Maurel & Prom S.A. and MPI S.A., dated October 7, 2015.

Exhibit D*: Press Release by Maurel & Prom S.A. announcing the approval of the final terms of the proposed merger, dated October 16, 2015.

Exhibit E*: Press release by MPI S.A. announcing the approval of the final terms of the proposed merger, dated October 16, 2015.

Exhibit F*: Press Release by MPI S.A. announcing the availability of the independent expert report, dated October 16, 2015.

Exhibit G: Report of Associés en Finance’s independent expert deciding on the fairness of the planned exchange ratio between MPI S.A. and Maurel & Prom S.A., dated October 15, 2015.

*	Previously furnished as an exhibit to the Form CB submitted to the SEC on October 19, 2015.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933 is included on the page 2 of the document filed as Exhibit G.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by Établissements Maurel & Prom S.A. with the Securities and Exchange Commission on October 19, 2015.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michel Hochard
(Signature)

Michel Hochard, CEO
(Name and Title)

October 22, 2015
(Date)